Big Sky Growth Partners, Inc.

1201 Western Avenue, Suite 406

Seattle, Washington 98101

April 13, 2021

VIA EDGAR

Bonnie Baynes

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Big Sky Growth Partners, Inc.

Acceleration Request for Registration Statement on Form S-1, as Amended

File No. 333-253569

Filed February 26, 2021

Dear Ms. Baynes:

Reference is made to our letter, filed as correspondence via EDGAR on April 9, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement to April 13, 2021, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date to April 13, 2021.

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If you have any questions regarding this request, please contact Daniel Espinoza of Goodwin Procter LLP at (650) 752-3152.

Sincerely,

Big Sky Growth Partners, Inc.

/s/ Lauren Neiswender
Lauren Neiswender
Chief Financial Officer and Chief Legal Officer

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP

Daniel Espinoza, Esq., Goodwin Procter LLP